JOINT VENTURE AGREEMENT

AMONG

GIBRALTAR MINES LTD.

AND

GIBRALTAR RECLAMATION TRUST LIMITED PARTNERSHIP

AND

TASEKO MINES LIMITED

December 30, 2003

JOINT VENTURE AGREEMENT

THIS AGREEMENT made as of December 30, 2003

AMONG:

GIBRALTAR MINES LTD., a company incorporated under the laws of British Columbia

(“Gibraltar”)

AND:

GIBRALTAR RECLAMATION TRUST LIMITED PARTNERSHIP, a limited partnership formed under the laws of British Columbia

(“Gibraltar LP”)

AND:

TASEKO MINES LIMITED, a company incorporated under the laws of British Columbia

 (“Taseko”)

BACKGROUND:

A.
Gibraltar, a wholly-owned subsidiary of Taseko, owns the Gibraltar Mine (this term and all other defined terms in these Recitals are defined below in Article 1), which has been inactive since 1998, due to low copper prices.

B.	Gibraltar and the Gibraltar LP believe that, as a result of recent and anticipated increases in the price of copper, the operation of the Gibraltar Mine will soon become economic.

C.
Gibraltar and Gibraltar LP wish to establish this joint venture as a single purpose, limited duration joint venture for the purposes of funding and carrying out the work necessary to restart the Gibraltar Mine and, thereafter, sharing production and/or revenues from the Gibraltar Mine.

D.	Gibraltar has agreed to dedicate the Gibraltar Mine and the Mine Assets to the purposes of the Joint Venture.

E.	Gibraltar and the Gibraltar LP have agreed to contribute cash funding to accomplish the objectives of the Joint Venture.

F.	Taseko is a party to this Agreement for purposes of guaranteeing the performance by Gibraltar of its obligations hereunder.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the mutual covenants and agreements herein contained the Parties hereto have agreed and do hereby agree as follows:

ARTICLE 1 – INTERPRETATION

1.1	In this Agreement the following words, phrases and expressions will have the following meanings:

	(a)	“Affiliate” will have the meaning attributed to it in the Company Act (British Columbia);

	(b)	“Agreement” means this Joint Venture Agreement, as amended from time to time;

	(c)	“Chairman” means the chairman of the Management Committee, as appointed pursuant to Section 4.7;

	(d)	“Change of Control” means:

(i)
the acquisition by any Person or by Persons acting jointly or in concert (“acting jointly or in concert” as defined in Securities Act (British Columbia) as at the date of this Agreement) of a sufficient number of the voting rights attached to all outstanding voting securities of Taseko to affect materially the control of Taseko;

(ii)
the acquisition by any Person or by Persons acting jointly or in concert of any right, option, warrant, convertible security or similar securities, that, if exercised, would give such Person or Persons a sufficient number of the voting rights attached to all outstanding voting securities of Taseko to materially affect the control of Taseko; or

(iii) a change of the composition of 50% or more of the board of directors of Taseko, unless such change is approved by the existing board of directors of Taseko,

and for purposes of the foregoing, the holding of more than 20% of the outstanding voting securities of Taseko (or rights, options, warrants, convertible securities or similar securities that entitle the holders thereof, if exercised or converted or otherwise, as the case may be, to hold more than 20% of the voting securities of Taseko) will be deemed, in the absence of evidence to the contrary, to be a sufficient number of voting securities of Taseko to materially affect the control of Taseko;

(e)
“Completion Date” means the date on which it is demonstrated to the satisfaction of the Management Committee in accordance with the Mine Restart Program and the Twelve-Year Mining Plan that the preparing and equipping of the Gibraltar

Mine for restarting open pit mining has been completed and that sustainable full production from the Gibraltar Mine has resumed;

(f)	“Gibraltar” means Gibraltar Mines Ltd.;

(g)	“Gibraltar LP” means Gibraltar Reclamation Trust Limited Partnership;

(h)	“Gibraltar Mine” means the open pit mine located 17 kilometres northeast of McLeese Lake, near Williams Lake, British Columbia in the Caribou Mining Division of British Columbia;

(i)
“Gibraltar Reclamation Trust” means a “qualifying environmental trust” within the meaning of the Income Tax Act (Canada) established pursuant to the terms and conditions of the Gibraltar Reclamation Trust Indenture, which trust was established subsequent to the establishment of this Joint Venture to secure and carry out the reclamation obligations of Gibraltar in respect of Gibraltar Mine;

(j)	“Gibraltar Reclamation Trust Indenture” means the Gibraltar Reclamation Trust Indenture among Gibraltar LP, Gibraltar, the Province and the Trustee to be dated on or about December of 2003;

(k)	“Joint Venture” means the joint venture formed between Gibraltar and Gibraltar LP pursuant to Article 2;

(l)	“Joint Venture Bank Account” means a bank account of the Joint Venture with HSBC Bank Canada in Vancouver, British Columbia;

(m)	“Management Committee” means the management committee established pursuant to Article 4;

(n)	“Material Default” means:

(i) the bankruptcy, insolvency, liquidation or dissolution of Gibraltar;

(ii) the occurrence of any event which would permit a trustee or receiver to administer the affairs of Gibraltar;

(iii)
the failure by Gibraltar to meet its funding obligations pursuant to Section 3.3., where such default continues for 10 Business Days after receipt by Gibraltar from Gibraltar LP of written notice thereof;

(iv)
the failure by Gibraltar to obtain the approval of the Management Committee in respect of major decisions pursuant to Section 4.1, where such default continues for 10 Business Days after receipt by Gibraltar from Gibraltar LP of written notice thereof; or

(o)
the failure by Gibraltar to pay the Revenue Share to Gibraltar LP pursuant to Section 12.2, where such default continues for 10 Business Days after receipt by Gibraltar from Gibraltar LP of written notice thereof;

(p)
“Mine Assets” means all tangible and intangible goods, chattels, improvements or other items of the Gibraltar Mine, including, without limiting the generality of the foregoing, land (including the Property and other land, leases, permits and mineral interests), buildings and all mine equipment;

(q)
“Mine Restarting Works” means every kind of work necessary to restart open pit mining operations at the Gibraltar Mine done by or on behalf of the Operator on or in respect of the Property in accordance with the Mine Restart Program and the Twelve-Year Mining Plan, or as otherwise directed from time to time by the Management Committee, including:

	(i)	operating expenditures in respect of:

		A.	mine works (consisting of drilling, blasting, loading and hauling), haul roads, pit dewatering, portable crushers, general services and mine electrical expenditures;

B.
mill works, consisting of general mill repairs, primary crushing, secondary crushing, grinding, flotation, dewatering, tailing disposal, reclaiming water, process control and moly circuit expenditures;

		C.	plant services, consisting of general plant works, salvage yard, fresh water system, yards, roads and fences, heating services, maintenance shops and building maintenance expenditures;

D.
administration, consisting of general administration, employee benefits, warehouse, engineering and geology, employee relations, computer services, safety, training, effluent treatment and environmental monitoring;

E.
expense projects, consisting of truck, grader, bulldozer, loader and service vehicles fuel and lubricants, engines, hydraulics, consumable wear items, chassis, cab and suspension, tires and chains, electrics, wheel motors and services purchased and plant services, including wall repairs, impact wrenches, tool crib restart and protective relaying;

F.
mill repairs and maintenance for crushers, chutes, conveyers and cell feed boxes, grinding mill alarm and repairs, upgrade conveyer drives, surge tank agitators and conveyer belt repairs, repair/replace crusher and rod mill/regrind mill liners; and

	G.	mill DCS system, preview maintenance contract and controller card, assay lab repairs, fresh water fire connection and tailings works;

	(ii)	capital expenditures in respect of the mine, consisting of shovels or undercarriages, five new or used 205 ton haul trucks, Pollyanna fuel farm and GPS survey equipment; and

(iii)
capital expenditures in respect of the mill, consisting of primary dump pocket engineering, cyclone feed box, pump, moly circuit upgrade, closed loop air compressor reduction, mill pumpbox piping, mill reclaim gland water system and courier 6l analyzer, including, without limiting the generality of the foregoing, investigating, developing, property maintenance, preparing reports, estimates and studies, designing, equipping, improving, surveying, construction and mining, milling concentrating, rehabilitation, reclamation and environmental protection, as summarized in Schedule 3;

(r)	“Mine Restart Program” means the program to implement the Mine Restarting Works, as amended from time to time, a copy of which is attached as Schedule 3;

(s)	“Net Smelter Returns” means net smelter returns as defined Section 12.3;

(t)	“Operator” means the Party or other person appointed as the Operator in accordance with Article 5;

(u)	“Party” or “Parties” means the parties to this Agreement;

(v)	“Permit M-40” means Permit M-40 issued to Gibraltar with respect to the Gibraltar Mine on July 21, 1999, as amended;

(w)
“Person” means any individual, partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, trust, trustee, executor, administrator, or other legal personal representatives, regulatory body or agency, government or governmental agency, authority or entity howsoever designated or constituted;

(x)
“Property” means the mineral properties described in Schedule 2 (owned properties, leased properties and properties subject to mining claims) and any additional mineral properties that become part of the Property for the duration of this Agreement;

(y)	“Province” means Her Majesty the Queen in Right of the Province of British Columbia, as represented by the Minister of Energy and Mines;

(z)	“Revenue Share” means the revenue share or production share that Gibraltar LP is entitled to in accordance with Article 12;

	(aa)	“Taseko” means Taseko Mines Limited;

	(bb)	“Trustee” means HSBC Trust Company (Canada);

(cc)
“Twelve-Year Mining Plan” means the twelve-year mining plan dated March of 2003, which details the procedure for the restarting of the Gibraltar Mine for open pit mining, a copy of which is attached as Schedule 1; and

	(dd)	“$” means Canadian dollars.

1.2	The words “Article”, “Section”, “Subsection”, “herein” and “hereunder” refer to this Agreement. The words “this Agreement” include every Schedule attached hereto.

1.3	The captions and the emphases of the defined terms have been inserted for convenience and do not define the scope of any provision.

ARTICLE 2 – FORMATION OF THE JOINT VENTURE

2.1
The Parties hereby agree to participate together for the sole purpose of restarting the Gibraltar Mine for open pit mining in accordance with the terms and conditions of the Mine Restart Program and the Twelve-Year Mining Plan and sharing production and/or revenue therefrom (the “Joint Venture”).

2.2
Except as expressly provided in this Agreement, each Party will have the right to independently engage in and receive full benefits from business activities whether or not competitive with the Joint Venture without consulting any other Party. The doctrines of “corporate opportunity” or “business opportunity” will not be applied to any other activity, venture or operation of any Party with respect to any opportunity to acquire any assets outside of the Property at any time, or within the Property after the termination of this Agreement.

2.3
Gibraltar and Gibraltar LP expressly disclaim any intention to create a partnership or to carry on business together with a view to profit, nothing in this Agreement will constitute Gibraltar and Gibraltar LP as partners.

2.4
Neither Gibraltar nor Gibraltar LP will have, or represent to have the authority or power to act for or to undertake or create any obligation or responsibility, express or implied, on behalf of, or in the name of the other or will be, or represent that it is the agent or legal representative of the other, except as otherwise specifically provided in this Agreement or in any other written agreement executed by Gibraltar and Gibraltar LP.

2.5
Gibraltar and Gibraltar LP agree that each party will retain its separate interests in all property dedicated to the purposes of the Joint Venture and any residual interests in such property including the residual beneficial interest of Gibraltar LP in the Gibraltar Reclamation Trust and the interests of Gibraltar in the Mine Assets, and the Gibraltar Mine.

ARTICLE 3 – CONTRIBUTIONS AND DEDICATION OF ASSETS

3.1	Gibraltar dedicates the Gibraltar Mine and the Mine Assets as of the date hereof to the purposes of the Joint Venture.

3.2	After the execution hereof, Gibraltar LP will contribute up to $32,700,000 to the Gibraltar Reclamation Trust pursuant to the terms and conditions of the Gibraltar Reclamation Trust Indenture.

3.3
Gibraltar agrees to fund up to a maximum of $25,756,560 of the Joint Venture expenses to be incurred to restart the Gibraltar Mine, estimated as of the date hereof to be $21,463,800, in accordance with the terms and conditions of the Twelve-Year Mining Plan, the Mine Restart Program and this Agreement, and will be solely responsible for funding all on-going maintenance cost of the Gibraltar Mine. Concurrently with the execution of this Agreement and the formation of the Joint Venture, Gibraltar will deposit or cause to be deposited $4,563,800 into the Joint Venture Bank Account and $16,900,000 into the Joint Venture Bank Account upon release of the equivalent amount of funds from existing reclamation security arrangements between Gibraltar and the Province. These funds will be invested at the discretion of the Operator and, in the event that either Gibraltar LP fails to settle the Gibraltar Reclamation Trust by December 31, 2003, or this Joint Venture terminates, such funds, or any remaining portion thereof, together with interest, will be returned to Gibraltar.

ARTICLE 4 – MANAGEMENT COMMITTEE

4.1
Gibraltar and Gibraltar LP will, forthwith on the execution of this Agreement, establish the Management Committee which will direct and control the operations of the Joint Venture and make, on behalf of the parties, all major decisions in respect of the Mine Restarting Works, including, without limitation:

	(a)	capital expenditure items requiring expenditures in excess of $50,000 in aggregate;

	(b)	Mine Restarting Works expenditures in excess of $50,000 in aggregate;

	(c)	the voluntary suspension of Mine Restarting Works, for more than 30 days in any 12 month period;

	(d)	the terms of engagement of the Operator, other than the agreed upon charges referred to in Article 5;

(e)
the abandonment, sale or other disposition of any asset or series of related assets contributed by the Parties to the Joint Venture having an aggregate fair market value in excess of $50,000 in aggregate;

	(f)	the aggregate borrowing of secured or unsecured debt in excess of $50,000 in aggregate;

	(g)	any decision to act or not to act which would breach any instrument or agreement under which title to the Property or any of the Assets is held;

	(h)	the entry into any material contract or commitment by the Operator with itself or an Affiliate which is not accompanied by evidence of the competitive nature of the pricing thereof;

	(i)	the settlement of any lawsuit, claim or demand involving an aggregate amount or value exceeding $10,000; and

	(j)	any material modification of the Mine Restart Program or the Twelve-Year Mining Plan.

4.2
Each of Gibraltar and Gibraltar LP will appoint two representatives to the Management Committee, which representatives may be replaced from time to time by the Party appointing them, at such Party’s sole discretion. For Gibraltar, Tom E. Milner and Bruce W. Jenkins are appointed representatives and for Gibraltar LP, Laird G. Branham and Donald W. Smetheram are appointed representatives. After the Completion Date, Gibraltar LP will be entitled to one representative on the Management Committee.

4.3	The Operator will call a Management Committee meeting at least once every month and, in any event, within 14 days of being requested to do so by any representative.

4.4	The Operator will give notice specifying the time, place of and the agenda for the meeting to all representatives at least two days before the time appointed for the meeting.

4.5	Notice of a meeting will not be required if all representatives are present and unanimously agree upon the agenda.

4.6
A quorum for any Management Committee meeting will be present if the representatives of each of Gibraltar and Gibraltar LP are present. If a quorum is present at the meeting, the Management Committee will be competent to exercise all of the authority, power and discretion herein bestowed upon it. The Management Committee will not transact any business at a meeting unless a quorum is present at the commencement of the meeting and the quorum must be present throughout the meeting. A meeting at which a quorum is not present will be adjourned to the same time and place as the adjourned meeting one week later, at which adjourned meeting the quorum will be one representative of each of Gibraltar and Gibraltar LP.

4.7
Prior to the Completion Date, a representative of Gibraltar LP will be the Chairman of Management Committee meetings, and has the sole discretion to reappoint such Chairman from time to time. After the Completion Date, a representative of Gibraltar will be the chairman of Management Committee meetings, and has the sole discretion to reappoint such Chairman from time to time.

4.8	The Management Committee will decide every question submitted to it by a vote with each Party’s representative being entitled to cast one vote. The Management Committee will make all decisions by majority vote. The Chairman will have the casting vote in the event of a deadlock.

4.9	The secretary of the Management Committee will be appointed by the Chairman and will take minutes of that meeting and circulate copies thereof to each representative.

4.10
The Management Committee may make decisions by obtaining the consent in writing of the representatives of all Parties which consent may be in one or more counterparts which together will be deemed to constitute one consent. Any decision so made will be as valid as a decision made at a duly called and held meeting of the Management Committee.

4.11	Management Committee decisions made in accordance with this Agreement will be binding upon all of the Parties.

4.12	The Management Committee will approve appropriate fee compensation for the services of the Operator.

4.13	Each Party will bear the expenses incurred by its representatives in attending meetings of the Management Committee.

4.14	The Management Committee may establish such other rules of procedure, not inconsistent with this Agreement, as the Management Committee deems fit.

ARTICLE 5 – APPOINTMENT AND RENEWAL OF OPERATOR

5.1	Gibraltar and Gibraltar LP agree to designate Gibraltar as the Operator of the Joint Venture for GST purposes and to file form GST 21E with Canada Customs and Revenue Agency as required.

5.2	Gibraltar will be the Operator until it:

(a) resigns pursuant to Section 5.3; or

(b) is removed by the Management Committee pursuant to Section 5.4,

and a successor is appointed by the Parties hereto.

5.3
The Operator may resign as Operator by giving notice (the “Resignation Notice”) to all of the Parties at least 90 days before its resignation, provided however that such resignation will not be effective until a successor Operator is appointed. The Parties will upon receipt of the Resignation Notice and acting reasonably select another Operator not later than the 90th day after receipt of the previous Operator’s notice of resignation. Notwithstanding the foregoing, the Operator will remain as Operator until such time as a new Operator is appointed by the Parties.

5.4
The Management Committee may remove an Operator by six months notice in writing and will appoint a new Operator. If the Operator has failed to perform in a manner that is consistent with the industry standards in the mining industry or is in default of its duties and responsibilities under this Agreement and the Management Committee or another Party has given to the Operator written notice setting forth particulars of the Operator’s default and the Operator has not within 30 days of such notice commenced to remedy the default and thereafter to proceed continuously and diligently to complete all required remedial action, the other Party will become the Operator.

5.5
Upon the Operator making a voluntary or involuntary assignment into bankruptcy or taking advantage of any legislation for the winding-up or liquidation of the affairs of insolvent or bankrupt companies, the Operator will automatically cease to be the Operator and the other Party who is not the Operator or its nominee, will be appointed as Operator.

5.6
The new Operator will assume all of the rights, duties, liabilities and status of Operator as provided in this Agreement. The new Operator will have no obligation to hire any employees of the former Operator.

5.7
Upon ceasing to be Operator, the former Operator will forthwith deliver to the new Operator, the custody of all Assets, Property, books, records and other property both real and personal relating to this Agreement.

ARTICLE 6 – RIGHTS, DUTIES AND STATUS OF OPERATOR

6.1
The Operator in its operations hereunder will be deemed to be an independent contractor. The Operator will not act or hold itself out as agent for any of the Parties nor make any commitments on their individual behalf, unless specifically permitted by this Agreement or directed in writing by such Party.

6.2
Subject to any specific provision of this Agreement and subject to it having the right to reject any direction on reasonable grounds by virtue of its status as an independent contractor, the Operator will perform its duties hereunder in accordance with the Mine Restart Program, the Twelve-Year Mining Plan and this Agreement.

6.3
The Operator will manage and carry out such Mine Restarting Works as set out in the Mine Restart Program, the Twelve-Year Mining Plan and this Agreement and as the Management Committee may direct from time to time and in connection therewith will notify the Parties of any change in Mine Restarting Works which the Operator considers material and, if it is not reasonably possible, the Operator will notify the Parties so soon thereafter as is reasonably possible.

6.4	Subject to Section 4.1, the Operator will have the exclusive authority to make all decisions relating to the day-to-day operations at the Gibraltar Mine.

6.5
Subject to Section 4.1, the Operator will have the sole and exclusive right and authority to manage and carry out all Mine Restarting Works and to enter into contracts and subcontracts on behalf of the Joint Venture with third parties in respect thereof and incur the costs required for that purpose. In so doing the Operator will, unless it obtains the approval of the Management Committee:

	(a)	comply with the provisions of all agreements or instruments of title under which the Property or Assets are held;

	(b)	pay all costs properly incurred promptly as and when due;

	(c)	prosecute claims or, where a defence is available, defend litigation arising out of the Mine Restarting Works provided that any Party may join in the prosecution or defence at its own expense;

(d)
perform such assessment work or make payments in lieu thereof and pay such rentals, taxes or other payments and do all such other things as may be necessary to maintain the Property in good standing including, without limiting the generality of the foregoing, staking and restaking mining claims, and applying for licenses, leases, grants, concessions, permits, patents and other rights to and interests in the minerals; and

	(e)	maintain accounts in accordance with accounting principles generally accepted and consistently applied in the mining industry in Canada.

6.6
Subject to Section 4.1, the Operator will be entitled to make all operational decisions with respect to the methods and extent of mining and processing of ore, concentrate and metal produced from the Gibraltar Mine (for example, without limitation, the decision to process by heap leaching rather than conventional milling).

6.7
The Operator will, at all times, perform its duties and obligations hereunder in a sound and workmanlike manner in accordance with sound mining and engineering practices and in substantial compliance with all applicable federal, state, provincial, territorial and municipal laws, by-laws, ordinances, rules and regulations and this Agreement.

ARTICLE 7 – RESTARTING THE GIBRALTAR MINE

7.1
Upon a decision by the Board of Directors of Taseko to re-start the Gibraltar Mine, without limitation, the Operator will carry out on behalf of the Joint Venture, all works and undertakings necessary to restart the Gibraltar Mine in accordance with the Mine Restart Program and the Twelve-Year Mine Plan including the following:

	(a)	hiring and training of qualified operating personnel, including negotiation of union contracts, if applicable;

	(b)	preparing, inspecting, upgrading and repairing all equipment, including shovels, trucks, earth-moving equipment and all other equipment;

	(c)	inspecting, upgrading and repairing all mine and plant buildings, including roads and the SX-EW plant;

	(d)	purchasing any additional equipment required;

(e) securing transportation, storage, loading, unloading and processing services for the copper concentrate; and

(f) administrative services, including hiring and training a personnel, upgrades to computer equipment and software, insurance arrangements and the formulation of employee benefit plans.

ARTICLE 8 – INFORMATION AND DATA

8.1
At all times during this Agreement, the duly authorized representatives of each Party will, at its and their sole risk and expense and at reasonable intervals and times, have access to the Property and to all technical records and other factual engineering data and information relating to the Property which is in the possession of the Operator.

8.2
The Operator will furnish the Parties with monthly progress reports and with a final report within thirty days of the Completion Date. The final report will show the Mine Restart Program completed and any other changes or developments affecting the Gibraltar Mine that the Operator considers are material.

ARTICLE 9 – LIABILITY OF THE OPERATOR

9.1
The Operator will indemnify and save Gibraltar LP and its officers, employees or agents harmless from and against any loss, liability, claim, demand, damage, expense, injury or death, including, without limiting the generality of the foregoing, legal fees, resulting from any acts or omissions of the Operator or its officers, employees or agents and any reclamation obligations in respect of the Gibraltar Mine whatsoever.

9.2
Notwithstanding the foregoing, Gibraltar LP will not be indemnified or held harmless by any of the Parties for any loss, liability, claim, damage, expense, injury or death, including, without limiting the generality of the foregoing, legal fees, resulting from the gross negligence or wilful misconduct of Gibraltar LP or its officers, employees or agents.

9.3
Gibraltar LP and its officers, employees or agents will not be liable to any other Party nor will any Party be liable to the Gibraltar LP and its officers, employees or agents in contract, tort or otherwise for special or consequential damages, including, without limiting the generality of the foregoing, loss of profits or revenues.

ARTICLE 10 – INSURANCE

10.1
The Operator will, at all times, place and maintain with a reputable insurer or insurers such insurance as is the industry standard in order to protect the Parties together with such other insurance as any Party may by notice reasonably request, and will have Gibraltar LP named as a named insured on such insurance policies, as its interest may appear. The Operator will, upon the written request of any Party, provide it with evidence of that insurance.

10.2	A Party may place, for its own account, insurance for greater or other coverage than that placed by the Operator.

ARTICLE 11 – RELATIONSHIP OF PARTIES

11.1	The rights, duties, obligations and liabilities of the Parties will be several and not joint nor joint and several.

11.2	Nothing herein contained will be construed as creating a partnership of any kind or as imposing upon any Party any partnership duty, obligation or liability to any other Party.

11.3
No Party will, except when required by this Agreement or by any law, by-law, ordinance, rule, order or regulation, use, suffer or permit to be used, directly or indirectly, the name of any other Party for any purpose related to the Property.

ARTICLE 12 – SHARING OF PRODUCTION AND REVENUE

12.1	Subject to this Section 12.2, Gibraltar will be entitled to all production from the Gibraltar Mine and to all proceeds from the sale of such production.

12.2
Gibraltar LP will be entitled to a revenue share (“Revenue Share”) of production from the Gibraltar Mine equal to a maximum 20% Net Smelter Return for a term commencing on the Completion Date of production from the Gibraltar Mine in accordance with the Revenue Share percentages set out in Schedule 4 and terminating after twelve years and, thereafter, to a Revenue Share equal to 3% Net Smelter Return for the succeeding 5 years. Gibraltar LP will be entitled to take its Revenue Share in kind as an equivalent value of production.

12.3
For the purposes of determining the Revenue Share, “Net Smelter Returns” will be calculated by taking the gross revenues from the sale of all ore mined from the Gibraltar Mine and from the sale of concentrate and metal derived from ore mined at the Gibraltar Mine, and deducting therefrom:

(a)
all smelting and refining costs, sampling, assaying and treatment charges and penalties, including but not limited to metal losses, penalties for impurities and charges for refining, selling and handling by the smelter, refinery or other purchaser (including price participating charges by smelters and by refiners);

(b)
costs of handling, transporting, securing and insuring such material from the Gibraltar Mine or from a concentrator, whether situated on or off the Gibraltar Mine, to a smelter, refinery or other place of treatment, and in the case of gold or silver concentrates, security costs;

(c) ad valorem taxes and taxes based upon sales or production, but not income taxes; and

(d)
marketing costs, including sales commissions paid to arm’s length parties in amounts that are in accordance with rates customary in the industry, incurred in selling ore, concentrate and metal produced from the Gibraltar Mine.

For the purposes of determining Net Smelter Returns, all receipts and disbursements in a currency other than Canadian will be converted into Canadian currency on the day of receipt or disbursement, as the case may be.

12.4
Gibraltar will provide to Gibraltar LP a quarterly report commencing on completion of the full first quarter, and within 30 days of each quarter thereafter, following the recommencement of commercial production at the Gibraltar Mine, which will include the calculation of production from the Gibraltar Mine, Net Smelter Returns and the Revenue Share for such period, determined in accordance with this Section, certified to be correct by the Chief Executive Officer and the Chief Financial Officer of Gibraltar and of Taseko.

12.5
Payments on account of the Revenue Share will be made by Gibraltar to Gibraltar LP on a quarterly basis in Canadian dollars at a Canadian chartered bank designated by Gibraltar LP, from time to time (the “Payment Bank”), commencing with the month end date that is not more than three months after the date of the first commercial shipment of production from the Gibraltar Mine.

12.6
If the Payment Bank (or any successor bank) fails, liquidates or is succeeded by another bank, or for any reason fails or refuses to accept any payment, Gibraltar will not be held in default for failure to make such payment until 30 days after Gibraltar LP has notified Gibraltar of the name of another bank which will act as Gibraltar LP’s agent to receive the payments.

12.7
Gibraltar may, but will not be under any duty to, engage in price protection (hedging) or speculative transactions such as futures contracts and commodity options in its sole discretion covering all or part of production from the Gibraltar Mine and, except in the case where products are actually delivered and a sale is actually consummated under this price protection or speculative transactions, neither the profits or losses from such transactions will be taken into account in calculating Net Smelter Returns or any interest therein.

12.8	Gibraltar will ensure that reasonable practices and procedures are adopted and employed for weighing, determining moisture content, sampling and assaying and determining recovery factors.

12.9
Gibraltar LP will be entitled, from time to time, to review all of the books and records in the possession of or under the control of Gibraltar or Taseko in respect of the Revenue Share, and to conduct an audit of all such books and records. If Gibraltar LP undertakes any such review or audit, each of Gibraltar and Taseko will provide, to Gibraltar LP or its agent, all books and records in the possession of or under the control of Gibraltar or Taseko and that are relevant to such review and audit. If, as a result of such review and audit, and amount is determined to be payable by Gibraltar to Gibraltar LP in respect of the Revenue Share that exceeds the amounts that have been paid by Gibraltar to Gibraltar LP in respect of the Revenue Share by three per cent (3%), Gibraltar will pay and reimburse and indemnify and save Gibraltar LP harmless from all costs and expenses incurred by Gibraltar LP in the conduct of such review and audit.

12.10
All amounts payable by Gibraltar to Gibraltar LP under this Article 12 which are not paid when due will bear interest at the prime rate from time to time of HSBC Bank Canada (calculated and compounded monthly) from the date such amounts are to be paid until such amounts, and interest as aforesaid, are paid.

ARTICLE 13 – TASEKO SUPPORT

13.1
Taseko hereby consents and agrees to the terms, covenants, provisions, stipulations, conditions and representations and warranties of Gibraltar contained in this Agreement and becomes a party to this Agreement severally as well as jointly in the same manner and to the same extent as if Taseko were a party hereto, and without restricting the generality hereof, Taseko covenants and agrees to observe and perform all of the covenants and provisions contained herein and on the part of Gibraltar herein to be observed and performed. Taseko agrees with Gibraltar LP that Taseko will, under this Section, be and be deemed to be a party to the Agreement as if Taseko had executed the same as “Gibraltar” herein and not merely a surety and, accordingly, Taseko will not be discharged nor will the liability of Taseko be affected by any giving of time or substitution of any new covenant or any variation expressed or implied in any of the terms or provisions of the Agreement or any omissions on the part of Gibraltar LP to enforce any covenant or stipulation contained in the Agreement and on the part of Gibraltar to be performed or observed, or any arrangement or dealing between Gibraltar and Gibraltar LP or the performance or observance of any of Gibraltar LP’s covenants herein contained, or any other act or thing or omission or means whereby the liability of Taseko or a party would not have been discharged, nor will Taseko be entitled to any previous demands or notice of any kind.

13.2	Taseko will use all commercially reasonable efforts to cause Gibraltar to satisfy its duties to carry out obligations under this Agreement to the extent that the same are under its control.

ARTICLE 14 – TERMINATION

14.1	The Joint Venture and this Agreement will terminate on the earlier of the following to occur:

	(a)	August 1, 2004, if the Gibraltar Mine has not been restarted by such date;

	(b)	a Change of Control, but only on the election of Gibraltar LP;

	(c)	a Material Default, but only on the election of Gibraltar LP;

	(d)	the expiration of Gibraltar LP’s Revenue Share as provided in Section 12.2; or

(e) the bankruptcy, insolvency, liquidation or dissolution of Gibraltar LP or the occurrence of any other event which would permit a trustee or receiver to administer the affairs of Gibraltar LP.

ARTICLE 15 – NOTICE

15.1
Any notice, direction or other instrument required or permitted to be given under this Agreement will be in writing and will be given by the delivery of same or by sending it by telecopier or other similar form of communication, in each case addressed to the intended recipient at the address of the respective Party set out on the first page hereof.

15.2
Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered, and, if sent by telecopier or other similar form of communication, on the day it was actually received.

15.3
Any Party may, at any time, give notice in writing to the others of any change of address, and from and after the giving of such notice, the address therein specified will be deemed to be the address of such Party for the purposes of giving notice hereunder.

ARTICLE 16 – GENERAL

16.1
No waiver of any breach of this Agreement will be binding unless evidenced in writing executed by the Party against whom waiver is claimed. Any waiver will extend only to the particular breach so waived and will not limit any rights with respect to any future breach.

16.2
This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof. An amendment or variation of this Agreement will only be binding upon a Party if evidenced in writing executed by that Party.

16.3	Unless earlier terminated by agreement of Gibraltar and Gibraltar LP, the Joint Venture and this Agreement will remain in full force and effect until the Completion Date.

16.4	Time is of the essence of this Agreement.

16.5	This Agreement will enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

16.6	This Agreement will be governed by and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable therein and the Parties hereto irrevocably attorn to the jurisdiction of the courts of British Columbia.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

GIBRALTAR MINES LTD.

By:

GIBRALTAR RECLAMATION TRUST LIMITED PARTNERSHIP, By Its General Partner, Gibraltar Reclamation Trust Limited

By:

TASEKO MINES LIMITED

By:

SCHEDULE 1

TWELVE-YEAR MINING PLAN

SCHEDULE 2

PROPERTY

SCHEDULE 3

MINE RESTARTING WORKS/ MINE RESTART PROGRAM

SCHEDULE 4

REVENUE SHARE PERCENTAGES

Amount of Gross Subscriptions for Units in Gibraltar LP	Percentage of Net Smelter Returns
Less than $19,000,000	11%
Less than $20,000,000	11%
Less than $21,000,000	12%
Less than $22,000,000	13%
Less than $23,000,000	13%
Less than $24,000,000	14%
Less than $25,000,000	14%
Less than $26,000,000	15%
Less than $27,000,000	15%
Less than $28,000,000	16%
Less than $29,000,000	16%
Less than $30,000,000	17%
Less than $31,000,000	18%
Less than $32,000,000	18%
Less than $33,000,000	19%
Less than $34,000,000	19%
Equal to or greater than 34,000,000	20%